August 15, 2025

Michael R. Katz
Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

        Re: Voya Financial, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-35897
Dear Michael R. Katz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance